Atlan Media Inc.

Level 19, 1 O'Connell Street

NSW Sydney, 2000, Australia

August 24, 2016

Mara L. Ransom

Assistant Director

Office of Consumer Products

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Atlan Media Inc.
Amendment No. 3 to
Registration Statement on Form S-1
Filed August 11, 2016
File No. 333-211184

Dear Sir or Madam:

Notes to Unaudited Financial Statements

Note 2. Summary of Significant Accounting Practices

Revenue recognition, page F-15

Comment 1. As previously requested in comment 7, please describe your advertising arrangements and disclose how revenue is recognized for each type of arrangement. In doing so, please also disclose your rationale for reporting advertising arrangements on a gross basis.

Response 1. The Registration Statement has been revised to include additional language on page F-15 as follows:

The Company offers customers a complete online system free of charge and earns a margin on the customer’s ad buys.

The advertising arrangements are flexible, prepaid daily, weekly, or monthly campaigns which are governed by a generally acceptable set of terms (provided by the Internet Advertising Bureau (IAB) included in an Insertion Order.

The Company reports revenue on a gross basis based on management's assessment that the Company acts as a principal. The assessment is based on the following indicators pursuant to ASC 605-45-45:

The Company is responsible for fulfillment, including the acceptability of the services ordered or purchased by customers.

The Company is obligated to compensate the service provider for work performed regardless of whether the customer accepts that work.

The Company establishes the price for the service provided.

The Company has discretion to select the supplier that will provide the service ordered by the customer.

Sincerely,

ATLAN MEDIA, INC.

/s/ William Atlan

William Atlan

Chief Executive Office